Filed by Google Inc.

Pursuant to Rule 163 under the Securities Act of 1933

Registration Statement on Form S-3: No. 333-142243

Transcript of TSO presentation by Dave Rolefson, Equity and Executive Compensation Manager, and Dave Sobota, Senior Corporate Counsel, to Google employees on January 11, 2007. A video recording of this presentation is posted on Google’s intranet for viewing by employees.

Rolefson:	I’m Dave Rolefson. I manage Equity compensation Programs here at Google.

Sobota:	I’m Dave Sobota, I’m from the Google Legal Team.

Rolefson:

We are going to talk to you today about transferable stock options. I want to give a quick heads up to those participating from remote locations that we will have a Q&A at the end. The way to submit questions is simply to send them through Google Chat, so you will have to add TSOQuestions@gmail.com[1] to your Google Chat, and that way we will be able to take questions from any of our remote participants.

Today we will talk a bit about how the TSO program works, why TSO’s are valuable, the way that the auction process will be managed and then we’ll save time for the Q&A at the end. We should have about half an hour or so. Dave and I will both hang around afterwards so that if you have questions you want to ask us in person, you will be able to do so.

What’s a TSO? How many of you have read the MOMA[2] or Blog materials already? [Some participants raise their hands.] I saw kind of mixed responses so I’ll keep it relatively high level. It will be more high level than what you’ll get in MOMA, but you’ll have a chance for questions and I’ll try to cover the most important topics.

TSO’s are just normal stock options. In fact, even stock options that have already been granted after the IPO will be TSO’s. We’re just adding one more feature to options – that’s this feature of transferability. This means that you’ll be able to give them to somebody else, and we are setting it up so that you can actually sell them and get paid for it.

Why would you ever do that? Right now, if your options are in the money, you can exercise your options and sell the underlying shares at a profit. Why would you transfer them to somebody else? It’s very simple. The investors that we have invited to participate in the TSO program would most likely pay

[1]	This alias is no longer active.

[2]	MOMA is the name of Google’s intranet site available to employees.

you more than you would get by simply exercising your options and selling the underlying stock. The way that it works is basically this: say you have an option that you want to cash out. Let’s assume the strike price is four hundred dollars and the current stock price is five hundred dollars. That means you have a right to purchase a share of Google stock for four hundred dollars, and since the going rate is five hundred dollars, you have an immediate one hundred dollar profit opportunity. That’s the basics. I think everybody probably gets how normal options work. Now you have an opportunity to talk to the investors in the TSO program who might say, “Wait a minute, don’t exercise your options and take a hundred dollar profit. I’ll give you a hundred and fifty dollars if you sell your options to me.” What we are allowing you to do is sell the rights to hang on to the option for a while longer. We grant options here at Google that are good for ten years. This means that if we give you an option with a strike price of five hundred dollars today, we are giving you a right to buy a share of Google stock for five hundred dollars any time in the next ten years. Any time you exercise the option before it reaches the end of that period, you are potentially giving up the chance to make more money tomorrow. The chance to make more money tomorrow is what the investor is paying you for in the TSO program. The catch is that while you hold ten-year options, this program isn’t allowing you to sell the whole ten years or nine years or eight years or however many years you have left on the option. Rather, when the option is transferred in the TSO program, it truncates to a two-year option. So bidders are bidding on two-year options. With one exception: after you reach eight years and your remaining life is less than two years, you are not able to sell two years. But other than that, it becomes a two-year option. With me so far?

Sobota:

I’m going to talk about which options are eligible for sale in the TSO program. There are four categories, and I’m actually going to add a fifth. First, it’s only vested options. So if you just got a new refresher grant or if you are a Noogler and you haven’t been here a year yet, then you can’t sell your option into the TSO program. Second, we’re only allowing options granted after Google went public to be sold in this program. So if you have pre-IPO options, those are not eligible. Third, they have to be non-qualified stock options, which is pretty easy because every option we have granted since we went public is a non qualified stock option. Fourth, we are not allowing EMG members to participate. There is a fifth category I should mention. Options to purchase shares of a company that was acquired by Google that were converted over to Google options are also not allowed under this program. However, if you came over from an acquired company and received new Google options under Google’s 2004 stock plan, those are eligible under the TSO program.

Rolefson:	It’s important to mention that all the options that we have issued since we’ve been public, other than options that we’ve assumed in acquisitions, are from that 2004 stock plan.

Sobota:

I’m going to talk also about the value that you can expect to receive from your TSO’s. As a lawyer, I’m going to tell you that what I’m about to say is heavily caveated. The actual value you receive may differ from what we’re about to describe, and what you are going to receive in the TSO program is what the TSO market will bid for your options. A lot of people are asking how much will the banks bid? How much can I get for my option? We expect that investors will pay similar to or slightly less than what they pay for current publicly-traded options. A lot of you may not know this, but the financial markets have created the ability to buy Google options right now. You can currently buy a Google option for two years or less than two years. Dave [Rolefson] is about to show you how you can do a search on Google to find the price for relevant options that might be indicative of the price you would receive in the TSO program. But as I mentioned, there is no guarantees. The TSO program is different from the publicly-traded options market. We are going to have fewer bidders. The system is going to be slightly less efficient because we had to create our own system for this. It’s not tried and true, and has not been around for twenty years. You should also know that option prices are very volatile and they change every second of the day, just like stock prices. In fact, they are more volatile than stock prices. You may find that on a given day Google’s stock price decreased by 5 dollars while your option price under the TSO program decreased by 10 dollars. It’s not a dollar for dollar change.

Rolefson:

Dave [Sobota] talked a little bit about options that are tradable on the public market. These options are useful to us because they provide us with a decent proxy for what options ought to be worth in the TSO program; specifically what two-year options ought to be worth. The nice thing about the 2-year truncation feature in our program is that it mirrors the public market. If you look for publicly-traded Google options, you are not going to find one having longer than a two-year life. The financial markets are already used to providing bids on two-year options every day. We are simply asking the bidders in the TSO program to point their tools over to the TSO program and provide bids for the two-year TSOs.

There are a number of tools you can use online to find out what the going rates are for public options at various strike prices. The quickest way to find those is to Google them. Just type in GOOG OPTIONS. This particular tool on the slide presentation happens to be Market Watch. There are various tools, and you can use any of them. The important thing to do is to make sure you are looking at the right option maturity. By that I mean make sure you are looking at options that are two-year options and not three-month options or six-month options. It’s January 2007 now, so I would want to look at the January 2009 options. Make sure you click on the right link. There are two types of options in the public market. There are call options and there are put options. You want to look at call options. Call options are much like the options that we issue to Googlers. It’s the right to purchase a share at a certain price.

This is the section of the screen we were looking at that is relevant to call options. There are a lot of numbers here, so I’ll try to help you make sense of all of them. Each site is laid out a little bit differently, but the first thing to find is the right strike price. Look for a strike price that roughly reflects the strike price of the option you are trying to price. For example, if you are holding a five hundred dollar option and want to know roughly what five hundred dollar two-year Google options are going for, you should look down this column and find five hundred dollars. Then look over here and find the last price the market was paying for five hundred dollar two-year options. In this case it’s 104.90. This is data as of yesterday.[3] We thought it would be helpful to point out how to read this information. As I said, each tool looks a little bit different.

Question from the audience: How can you tell if it has a two-year option?

As I mentioned, when you first get to the online tool, you want to make sure you click on the right maturity button. I click on the January 2009 button.

Sobota:	For further questions, would people please step up to the microphone so people in other cities can hear?

Rolefson:

How will you participate? Google is working with Morgan Stanley to develop an online auction tool. You’ll be able to log in; you’ll have an account. You don’t have to set it up. You don’t have to participate in the TSO program. You’ll still be able to exercise your options through the Smith Barney platform. You will have accounts in both places, but you won’t have twice the options unfortunately. Each account will reflect all of your option holdings. You will be able to log in and see a listing of all of your grants as you can with the Smith Barney system. You’ll see an approximate value based on the current market rates. The values will change every thirty seconds; it is real time. You’ll be able to see values for both your vested and your unvested options. You’ll be able, right from day one, to see roughly what you could get for these options if you were to sell them that day. If you like what you see and you decide it is time to dispose of your options, you can enter market or limit order in a similar fashion to the way you can through Smith Barney. The only difference will be that you won’t be exercising; you’ll be selling them to someone else.

[3]	This presentation was given on January 11, 2007.

Sobota:

How do bidders participate in the TSO program? We are going to have a handful of banks who will submit their bids through an online auction process that is going to be managed by Morgan Stanley. Throughout the day on a real time basis, banks are going to provide bids for every option that every Googler holds that is available to be sold in the TSO program. Say there are five banks, you aren’t going to see five bids, you are just going to see the highest bid. Investors must be approved in advance by Google.

Our criteria for admitting bidders into the TSO program are three fold. One, we want banks that are willing to bid on all options, not just options that they think are most valuable to them. We want them to bid on a hundred percent of the options available. Two, we want them to bid in real time. They have to bid during market hours all day long. Three, we want to have the right number of banks bidding. People ask why we don’t have a hundred banks bidding to make this auction highly competitive. Google wants that, but at the same time, if we have too many banks, each bank will win only a fraction of the auctions, making it less profitable for them. It is costly for them to become bidders in the TSO program. They have to set up new systems. It’s kind of a cost benefit analysis. We want as many banks as possible to make the market efficient, but at the same time if we have too many banks, it’s prohibitive for them to make a profit.

Rolefson:

Dave Sobota just made a point I’d like to drill a little further on. In the TSO program, banks are bidding on options at your specific strike prices. If you remember the screen just a minute ago, the publicly-traded options were in ten dollar increments – 490, 500, 510 and so on. In the TSO program, you’ll get a price that’s specific to the option that you are putting up for bid. This is truly a customized marketplace for Googlers.

Sobota:

When can you sell your options through the TSO program? It’s similar to but a little bit different than the time periods you can exercise and sell your options today. The first two bullet points on the screen are the same as the current situation. You can sell under the TSO program during normal trading hours, while Google’s trading window is open. As many of you know, Google has a policy against insider trading. Googlers are only allowed to sell Google stock only approximately 5 weeks out of each calendar quarter. This is because we don’t want people selling too close to when we announce earnings.

The next two bullet points on the screen are a little bit different. Under the TSO program, you can sell only while you are still employed by Google. As some of you may know, you can exercise your options the traditional way for ninety days after you terminate. Under the TSO program, that’s not allowed. You have to be a current Googler to use the TSO program. This last bullet point is a little more complicated. Google will have to temporarily shut down the TSO program if we become aware of material non-public information.

What is material non-public information? That’s legal jargon for big secrets. For example, if Google decides it wants to buy Yahoo, that’s a really big deal. We wouldn’t want to disclose that to the world the first time Eric Schmidt comes to a handshake agreement with Terry Semel about it, because that could disrupt the negotiation process. That would be material non-public information. We can’t have the TSO program up when we’re doing something big like that. So we would have to shut down the TSO program without warning for everybody, even the Googlers that have no idea what is going on. We expect this won’t happen frequently, but it could happen. The reason we have this rule is because under the securities laws, we have to file a registration statement with the SEC to cover the TSO program. The SEC has a rule that basically says whenever you have a registration statement up and effective, you have to tell the truth and the whole truth in that registration statement. If we have a big secret and we haven’t told the public about it, then we haven’t told the whole truth. We can’t rely on the registration statement in those circumstances, and we have to temporarily shut down the TSO program.

Rolefson:

Why are we implementing the TSO program? We are doing it because it’s good for Googlers. We are not doing this for accounting reasons. We are doing it because we want to make option values real to everyone. We want it to be clear to everyone that options we granted at 500, 400 or 600 are valuable. We want that value to be real to you from day one, rather than only when the options are in the money. I think everyone understands the concept of time value of options, but it’s hard to really understand concretely what that means to you. This program gives us a mechanism to provide you with some constant feedback about what your options are roughly worth. You’ll have real feedback, just like you have real feedback on what a GSU is worth. You can look to the stock market to see what a share of Google stock is selling for, but right now it is difficult to find out what your options are worth. This program also offers some protection against stock price fluctuation. For example, under the TSO program, even underwater options – options where the strike price is greater than the value of Google stock – have value. Another example is that two options granted at different strike prices will tend to have values closer to one another under the TSO program than without it. To make this more clear, let’s say somebody got a 500 dollar option and somebody got a 490 option. Without the TSO program, these options generally have a ten dollar difference in value. Under the TSO program, the difference in value is probably less than ten dollars. So we make option value to Googlers less sensitive to changes in the stock price. And as a result, we also make total compensation more fair in general.

Sobota:

What do you need to do now? We are not launching this program until April, so there is nothing required right now. If you are interested in the program, read all the posted information on MOMA. Talk to your financial advisor because although we think this is a great program, each Googler needs to decide for him or herself whether this is something they want to take advantage of. This is especially true if you are in a 10b5-1 plan. There are about 50 Googlers who are on 10b5-1 plans, so it may not apply to anyone in this room. But briefly, a 10b5-1 plan is a special trading plan people enter into to help them avoid getting in trouble for insider trading. If you are on a 10b5-1 and you want to take advantage of the program, you need to amend your plan. Amendments to Google 10b5-1 plans take at least 60 days, so you need to think about this in advance. For the rest of you, just log into your account when the TSO program launches in April.

Question and Answer session:

Question:	When we go to trade and you show indicative prices, are they based on the publicly traded option or on the private market?

Rolefson:	The indicative pricing you’ll see when the window is open and you are allowed to trade will be based on the prices given in our actual market.

Question:	In yours and not the publicly traded market?

Rolefson:	That’s right

Question:

It would be a good idea, don’t you think, to show that and interpolate so we can see. Because basically this is an efficient market and that’s an arbitrage opportunity that will close. Actually I’m most concerned if there is a gap there – what we’re gonna do about it?

Rolefson:	You mean a gap between the public market and ours?

Question:	Right, because it’s a simple calculation to figure out what they are really worth.

Rolefson:

There are some additional costs for bidders in our market. They need to devote a lot of resources. They are basically signing up to agree to provide prices on all options that anybody wants to sell in this program at any time in real time. So they need to dedicate a lot of technical resources to do that, and it’s not just any paper and pencil bidder.

Sobota:

There are some other differences, too. The publicly-traded options are sold in increments of ten dollars whereas each Googler’s options are at different strike prices. Also, the publicly traded options settle on specified days each month – something like the second and fourth Tuesday of each month, so publicly-traded options aren’t going to have exactly the same term as TSOs, which generally have exactly two-year terms. So there are a variety of reasons the pricing will be close but won’t be the same.

Question:	How are taxes and withholdings going to be dealt with? Is that something we are going to have to deal with ourselves?

Robertson

Great question about taxes. I’m assuming I am just addressing a US audience only at this point, so I’ll just talk about the US. And I’m not a tax advisor and I’m not giving tax advice. But we have approached the IRS about this to understand what tax consequences might be to Googlers. And the bottom line is the proceeds that you receive through the TSO program will be taxed as ordinary income just as the proceeds you receive through exercising and selling would be.

Withholding will be done in the same fashion it is now. In fact, Smith Barney will remain our stock administrator and they will work together with Morgan Stanley. Morgan Stanley is our auction agent, and Smith Barney is our stock administrator and they will work together to settle taxes.

Question:	Will Googlers be able to buy options from each other?

Rolefson:	They won’t.

Question:	Do you happen to know if gains from those being classified as short versus long term capital gains for tax purposes, is that from the date of vesting or from the date they were first given to us?

Sobota:	It’s going to be ordinary income. So it’s not even a capital-gains transaction.

Question:	Will this website guarantee that we will get at least as much money as a normal exercise or will we have to compare the two versions?

Rolefson:	Yes, it’s a condition of the program and all the bidding participants agreed to that.

Question:	[Unintelligible]

Rolefson:	Yes, an at the money option is basically guaranteed profit today right at this moment, so in theory, yes.

Question:	If our internal market closes while the trading window is open, does that mean we cannot trade outside at all? Because then we can assume there is some material change?

Sobota:	We will probably prohibit Googlers from entering into any transaction involving Google securities if we have to shut down the TSO program.

With respect to those under a 10b5-1 program, only sales that are not through the TSO program can occur during a blackout period because even under a 10b5-1 program no sales of any kind can occur while the window is closed under the TSO program.

Question:

I thought I remembered reading that TSOs are non-transferable to the buyer. So that seems like a significant difference than the regular publicly options that we would read about on these standard calculators online. So what kind of discount do we expect there to be because of that?

Sobota:

As you correctly point out, we’ve got a rule that once a bank buys a TSO, it cannot further sell it subject to certain limitations. Whereas in the publicly-traded options market they’re freely tradable; you can buy them one day and sell them the next. We asked the banks this same question, and they actually make most of their money off the options they purchase by doing hedging transactions that don’t require that they have a lot of liquidity in the options. We don’t think this aspect of the TSO program will materially affect the price Googlers get for their options.

Question:	This is for post-IPO options only. What about for people who joined slightly before the IPO, but did not receive pricing until post IPO?

Rolefson:	What matters is not when you started but when the option was granted. If the option was granted after the company was public, then it was granted out of the 2004 plan and would be eligible.

Question:	Those of us that started within about a month of the IPO didn’t receive any information on pricing until about October.

Rolefson:	Again what matters is when the option was granted. If it was granted after the IPO date, it would be eligible.

Question:

Coming back to the question, if we are only shutting down this program when there are big deals in the making, won’t shutting it down actually cause us harm because people would realize we are about to buy Microsoft?

Rolefson:

First we hope that the public markets won’t find out about it. Google employees are required under contract not to disclose information like that to the public. Realistically we know that there might be leaks. We took that into consideration and decided that the program is a great program nonetheless.

Question:	Wouldn’t the banks leak the fact that we’ve temporarily shut down the TSO program?

Sobota:

The banks, every day of their lives, have many – maybe fifty to a hundred – public companies on a “do not trade” list. They are used to names appearing on this list prohibiting them from trading. That’s standard business for them to have something like this happen. They could be a source of leaks, but we are hopeful they would be professional and wouldn’t be.

Question:

You’ve mentioned that the investment banks are not allowed to resell the options and are probably going to engage in hedging transactions. I recall the FAQ suggested the banks will probably engage in short sales of Google stock. And of course a short sale causes the price of Google stock to drop in the public market. Has anyone run any math to determine the potential impact on the Google stock value by us setting a program that will effectively incent investment banks to short Google stock?

Sobota:

We don’t know the answer to that. There is some evidence to say that it will reduce the volatility of our stock. We can’t make any predictions there. Another way to look at it is that this program replaces an exercise of an option and sale of the underlying shares the traditional way, which ultimately is a sale into the market. The TSO program is essentially an option purchase with a short sale into the market. So in some ways economically the TSO program may not be that different than the traditional method.

Question:	I assume the options the bank will buy from us will be American style options.

Sobota:	Yes, they are American options. Banks can exercise them whenever they want over the two-year period.

Question:

So you mention buying Yahoo as something which would shut down the TSO window. Could you give us a more realistic example, perhaps based on things that have happened in Google’s past? Would say buying YouTube or releasing Gmail have caused it? What’s the smallest event that could cause the shutdown?

Sobota:

It’s a very good question, I’ll give you the legal definition of material non-public information, and then I’ll try to give some real life examples. Material non-public information is information that a reasonable investor would consider important when making a decision whether to buy or sell Google stock. What does that mean? Would the YouTube deal have been material non-public information? Probably yes. In some ways that seemed clearly material – our stock price rose as soon as it leaked. At the same time it was a purchase of a company using about 1% of our equity, which is not a big amount. Gmail, was a release of a really cool product. At the same time, the financial impact for Wall Street was not huge. And so likely we deem that not to be material. Most of our product announcements are not material in this sense. So in terms of how often this would happen, it’s hard to predict, but it wouldn’t be frequently.

Rolefson:

There is another thing while we are waiting for the next question that I would like to highlight here. Let’s go back to this screen with the public market data. I highlighted this example where an at the money option or slightly underwater option was worth about a hundred dollars. This hundred dollars represents solely time value of the option. There is no intrinsic value. You can’t exercise the option and make anything. The participating banks pay you one hundred dollars for the right to keep holding your option. The point that I think is worth illustrating is that premium will get smaller the further away your option grant price and the market price are. Think about an option that is a hundred dollars in the money. In this case, it is an option with a four hundred dollar strike price. Would a bank pay that same hundred dollar premium for this option? Let’s think about that for just a second. It’s already a hundred dollars in the money, so they are basically guaranteed a hundred dollar profit right away. A hundred dollar premium on top of that means that they would need to pay you two hundred dollars. Well, how much would the stock price then need to move for them to make money? It would need to move up another hundred dollars before they could make a profit. Now it becomes much riskier. In actuality they end up offering a hundred and fifty three dollars in this example for that option that is currently one hundred dollars in the money. And the same thing works the other way. Let’s say you were selling a six hundred dollar option. They likely wouldn’t pay you an additional hundred dollar premium because again the stock price would have to move a couple hundred dollars before they could make money on it. I’m not introducing the concepts of hedging now; I’m just trying to boil this down to some simple principles. But it is worth noting that this time-value premium decreases as the stock price and the strike price get further apart.

Question:	Will there be any commissions or fees associated with those sales?

Rolefson:	There are no fees to Googlers to participate.

Question:

Will there be any notification when the TSO program is going to stop or will it just shut off? Like we have a notification when the window is going to close and when it’s going to open on Smith Barney. Is there going to be something similar for this?

Sobota:

There will be notifications, but they won’t be as far in advance as you would probably like. We will probably send an email to everyone telling them that the program is being shut down or has been shut down.

Question:	So it’s a post notification, not a pre-notification?

Sobota:

Most of the time this will happen when the market is not open, but it may happen while the market is open. You’ll likely get an email overnight or in the morning saying the TSO program is closed. There is a lack of predictability there.

Question:	So no advance notification?

Sobota:	Likely there will not be advance notification.

Question:	I have two questions. One of them is that you said you wanted to derive this value from day one. I assume you have to be here for a certain time before you can start selling these? Is it one year?

Rolefson:	You can only sell vested options. Unvested options would still be eligible for the program, but you have to vest before you can dispose of the options just the same way that you do today.

Question:	So that’s a year?

Rolefson:	After a year your options will begin to vest and it is at that point they would be eligible for sale in the program.

Question:

Essentially what this will give us, the possibility to sell, because they can go out on the market and buy on the current price, so they will always buy at a little bit under the market price, they will never go over?

Rolefson:	I don’t know that that is necessarily true.

Question:	What would be the financial incentive on buying an option of Google stock when you can go out and buy cheaper on the open market?

Sobota:	Google markets compared to the public markets?

Question:	Yes.

Sobota:

The public markets will be a little bit more efficient, so you are probably right. But as I mentioned there are some differences, it’s not apples to apples. So you can find situations where it might appear a Google option is being sold for more.

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